Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 30, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 28 and 30, 2004, China Life Insurance Company Limited issued two announcements, copies of which are attached as Exhibits 99.1 and 99.2 hereto, respectively.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated August 27, 2004

99.2	Announcement, dated August 27, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: August 30, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code : 2628)

ANNOUNCEMENT

Publication of the Company’s written insurance premium on CIRC’s website.

China Insurance Regulatory Commission (“CIRC”) has recently issued a general notice to, amongst others, insurance companies in PRC requiring each PRC insurance company to provide to CIRC a business activity report every month containing the insurance premium written by each of such insurance company. Thereafter, CIRC will publish the accumulated gross insurance premium (“Accumulated Gross Insurance Premium”) written by each insurance company on CIRC’s website at www.circ.gov.cn. The Company will comply fully with the CIRC’s reporting requirements. The Company expects that the publication of the Company’s Accumulated Gross Insurance Premium for the seven months ended 31 July 2004, which is approximately RMB100.9 billion, will be made by CIRC for the first time towards the end of August 2004.

The Company understands that the publication by CIRC of the Accumulated Gross Insurance Premium may constitute price sensitive information of the Company under Rule 13.09 of the Listing Rules.

The Company wishes to advise the investors that the information relating to the Accumulated Gross Insurance Premium as published on CIRC’s website will be unaudited and are prepared by the Company under the applicable PRC general accepted accounting principles. The Company will not assume any legal responsibility to investors who rely on the information as published on CIRC’s website.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

The Board comprises of:

Executive directors: Wang Xianzhang, Miao Fuchun

Non-executive directors: Wu Yan, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, August 27, 2004

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS

ENDED 30 JUNE 2004

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiary for the six months ended 30 June 2004:

UNAUDITED CONSOLIDATED RESULTS

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2004

		Unaudited Six months ended 30 June 2004	Six months ended 30 June 2003
	Note	RMB million	RMB million
			(Note 1)
REVENUES
Gross written premiums and policy fees		34,668	36,091
Less: premiums ceded to reinsurers		(584)	(690)

Net written premiums and policy fees		34,084	35,401
Net change in unearned premium reserves		(147)	17

Net premiums earned and policy fees		33,937	35,418

Net investment income	2	5,018	5,070
Net realised gain/(loss) on investments	2	(63)	691
Net unrealised gain/(loss) on trading securities	2	(723)	280
Other income		776	122

Total revenues		38,945	41,581

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(2,740)	(4,580)
Accident and health claims and claim adjustment expenses		(2,732)	(2,455)
Increase in future life policyholder benefits		(19,245)	(23,192)
Interest credited to policyholder contract deposits		(2,084)	(4,109)
Policyholder dividends and participation in profits		(1,157)	(862)
Amortisation of deferred policy acquisition costs		(2,893)	(2,648)
Underwriting and policy acquisition costs		(758)	(708)
Administrative expenses		(3,418)	(3,005)
Other operating expenses		(84)	(704)
Interest expense on bank borrowings		—	(5)
Statutory insurance levy		(47)	(38)

Total benefits, claims and expenses		(35,158)	(42,306)

Profit/(loss) before income tax expenses and minority interests	3	3,787	(725)
Income tax expenses	4	(955)	(8)

Profit/(loss) before minority interests		2,832	(733)
Minority interests		(20)	19

Net profit/(loss)		2,812	(714)

Dividends		RMB —	RMB —

Basic and diluted earnings/(loss) per share	5	RMB0.11	RMB(0.04)

Notes:

1.	Information for the six months ended 30 June 2003 presents the financial information of the predecessor of the Company, China Life Insurance Company, prior to the restructuring becoming effective.

2.	Investment Results

		For the six months ended 30 June
		2004	2003
	Note	RMB million	RMB million
Net investment income
Fixed maturity securities		1,262	1,431
Equity securities		511	188
Term deposits and cash and cash equivalents		3,060	2,732
Investment properties		—	58
Investment in associated companies		—	16
Policy loans		—	3
Securities purchased under agreements to resell		207	653
Other investments		—	7

Subtotal		5,040	5,088
Securities sold under agreements to repurchase		(10)	(2)
Investment expense		(12)	(16)

Total		5,018	5,070

Net realised gain/(loss) on investments
Fixed maturity securities		17	558
Equity securities		—	133
Impairment	a	(80)	—

Total		(63)	691

Net unrealised gain/(loss) on investments
Equity securities		(723)	280

Total		(723)	280

Note a:	As of 30 June 2004, the carrying value of government bonds entrusted with the Min Fa Security Limited Company (“Min Fa Security”) for custody by the Company totalled RMB446 million. The government bonds entrusted in Min Fa Security is for custodian purpose only and not a part of asset management arrangement. In order to centralize the control over these bonds, the Company has asked Min Fa Security to transfer the custodianship. In 5 July 2004, Min Fa Security replied that the transfer could not be executed due to the internal problems of Min Fa Security but acknowledged its responsibility and agreed to implement the transfer as soon as possible. However, the fact that Min Fa Security could not execute the transfer as required indicates certain risks. As a result, the Company has made a provision of RMB80 million. The Company continues to take all necessary steps to safeguard the Company’s rights over the bonds. As of the issue date of the statement, except for the bonds with Min Fa Security, all other fixed maturity and equity securities are entrusted with China Life Insurance Asset Management Company Limited, the subsidiary of the Company.

3.	Profit/(loss) before taxation

Profit/(loss) before taxation is stated after charging the following:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Staff costs
Wages and salary	1,693	1,594
Housing benefits	86	54
Contribution to the defined contribution pension plan	99	77
Depreciation - owned property, plant and equipment	417	720
Loss on disposal of property, plant and equipment	1	36
Deficit on revaluation of investment properties	—	181

4.	Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Current taxation:
- Enterprise income tax	102	8
Deferred taxation relating to the origination and reversal of temporary differences	853	—

Taxation charges	955	8

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	3,787	(725)
Tax computed at the statutory tax rate of 33%	1,250	(239)
Non taxable income	(407)	—
Expenses not deductible for tax purposes	112	575
Unrecognised deferred tax assets	—	(328)

Income taxes at effective tax rate	955	8

Non-taxable income includes mainly interest income from government bonds and fund dividend. Expenses not deductible for tax purposes include mainly salary and wages expenses in excess to deductible amounts.

5.	Profit/(loss) per share

There is no difference between basic and diluted profit/(loss) per share. The basic and diluted profit/(loss) per share for the six months ended 30 June 2004 is based on the weighted average number of 26,764,705,000 (2003: 20,000,000,000) ordinary shares in issue during the period.

For the purpose of profit/(loss) per share computations, the company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for all periods presented.

6.	Segment information

	For the six months ended 30 June 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	28,762	323	5,583	—	34,668

Gross written premiums	25,684	131	5,575	—
- Term	73	2	—	—
- Whole	8,950	129	—	—
- Endowment	14,806	—	—	—
- Annuity	1,855	—	—	—
Policy fees	3,078	192	8	—
Net premiums earned and policy fees	28,762	323	4,852	—	33,937
Net investment income	4,455	472	91	—	5,018
Net realised loss on investments	(56)	(6)	(1)	—	(63)
Net unrealised loss on trading securities	(642)	(68)	(13)	—	(723)
Other income	—	—	—	776	776

Segment revenue	32,519	721	4,929	776	38,945

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(2,527)	(198)	(15)	—	(2,740)
Accident and health claims and claim adjustment expenses	—	—	(2,732)	—	(2,732)
Increase in future life policyholder benefits	(18,903)	(94)	(248)	—	(19,245)
Interest credited to policyholder contract deposits	(1,725)	(356)	(3)	—	(2,084)
Policyholder dividends and participation in profits	(1,136)	(21)	—	—	(1,157)
Amortization of deferred policy acquisition costs	(2,773)	(59)	(61)	—	(2,893)
Underwriting and policy acquisition costs	(522)	(27)	(209)	—	(758)
Administrative expenses	(1,805)	(163)	(744)	(706)	(3,418)
Other operating expenses	(27)	(2)	(11)	(44)	(84)
Interest expense on bank borrowings	—	—	—	—	—
Statutory insurance levy	—	—	(47)	—	(47)

Segment benefits, claims and expenses	(29,418)	(920)	(4,070)	(750)	(35,158)

Segment results	3,101	(199)	859	26	3,787

Income tax expenses	—	—	—	(955)	(955)
Minority interests	—	—	—	(20)	(20)

Net profit/ (loss)	3,101	(199)	859	(949)	2,812

	For the six months ended 30 June 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenues
Gross written premiums and policy fees	30,956	369	4,766	—	36,091

Gross written premiums	27,315	191	4,766	—
- Term	195	—	—	—
- Whole	14,426	191	—	—
- Endowment	7,841	—	—	—
- Annuity	4,853	—	—	—
Policy fees	3,641	178	—	—
Net premiums earned and policy fees	30,956	369	4,093	—	35,418
Net investment income	4,377	631	62	—	5,070
Net realised gain on investments	597	86	8	—	691
Net unrealised gain on trading securities	242	35	3	—	280
Other income	—	—	—	122	122

Segment revenue	36,172	1,121	4,166	122	41,581

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(3,925)	(655)	—	—	(4,580)
Accident and health claims and claim adjustment expenses	—	—	(2,455)	—	(2,455)
Increase in future life policyholder benefits	(23,266)	74	—	—	(23,192)
Interest credited to policyholder contract deposits	(2,738)	(1,371)	—	—	(4,109)
Policyholder dividends and participation in profits	(838)	(24)	—	—	(862)
Amortization of deferred policy acquisition costs	(2,551)	(42)	(55)	—	(2,648)
Underwriting and policy acquisition costs	(528)	(2)	(178)	—	(708)
Administrative expenses	(2,624)	(100)	(281)	—	(3,005)
Other operating expenses	(201)	(8)	(19)	(476)	(704)
Interest expenses on bank borrowings	—	—	—	(5)	(5)
Statutory insurance levy	—	—	(38)	—	(38)

Segment benefits, claims and expenses	(36,671)	(2,128)	(3,026)	(481)	(42,306)

Segment results	(499)	(1,007)	1,140	(359)	(725)

Income tax expenses	—	—	—	(8)	(8)
Minority interests	—	—	—	19	19

Net profit/ (loss)	(499)	(1,007)	1,140	(348)	(714)

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2004 and 31 December 2003

	Unaudited
	30 June 2004	31 December 2003
	RMB million	RMB million
ASSETS
Investments
Fixed maturity securities	95,529	70,604

Held-to-maturity securities, at amortised cost	17,710	—
Non-trading securities, at estimated fair value	77,819	70,604
Equity securities	13,100	10,718

Non-trading securities, at estimated fair value	8,074	5,550
Trading securities, at estimated fair value	5,026	5,168
Term deposits	196,154	137,192
Statutory deposits - restricted	4,000	4,000
Policy loans	230	116
Securities purchased under agreements to resell	12,400	14,002
Cash and cash equivalents	22,880	42,616

	344,293	279,248

Other assets
Accrued investment income	4,211	2,875
Premiums receivables	3,701	2,801
Reinsurance assets	934	997
Deferred policy acquisition costs	29,790	24,868
Property, plant and equipment, net	11,811	12,008
Other	1,815	5,923

	52,262	49,472

Total assets	396,555	328,720

LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits	102,161	82,718
Policyholder contract deposits and other funds	206,776	154,731
Unearned premium reserves	5,374	5,382
Reserves for claims and claim adjustment expenses	494	814
Annuity and other insurance balances payable	1,703	638
Premiums received in advance	1,369	2,407
Policyholder dividends payable	2,238	1,916
Securities sold under agreements to repurchase	1,954	6,448
Other liabilities	6,802	6,891
Deferred tax liabilities	3,607	3,686
Statutory insurance fund	381	333

Total liabilities	332,859	265,964

Contingencies and commitments
Minority interests	340	320
Shareholders’ equity
Share capital	26,765	26,765
Reserves	32,159	34,051
Retained earnings	4,432	1,620

Total shareholders’ equity	63,356	62,436

Total liabilities and equity	396,555	328,720

BUSINESS REVIEW AND FUTURE PROSPECTS

Unless otherwise stated, the financial information of the Company set forth below for the six months ended 30 June 2003 is prepared on a pro forma basis giving effect to the restructuring of the Company as if it had occured at the start of the six-month period ended 30 June 2003, for purposes of pro forma profit and loss data, and on 30 June 2003, for purposes of the pro forma consolidated balance sheet data. The relevant pro forma financial data is set out in Appendix II of the Prospectus of the Company for the Global Offering dated 8 December 2003. Unless otherwise stated, all the financial data of the Company set out in this announcement is prepared in accordance with HK GAAP.

During the first half of 2004, the Company recorded sustained growth in written premiums and its market share continued to increase with significant improvement in its business structure. Its financial position was strong and its distribution channels continued to strengthen. Meanwhile, the Company further improved its corporate governance structure and strengthened its internal and risk controls in accordance with the applicable legal requirements and needs of modern enterprise system.

OPERATION OVERVIEW

Sustained growth in written premiums and policy fees

For the six months ended 30 June 2004, the Company’s gross written premiums and policy fees amounted to RMB34,668 million, representing an increase of 36.5% over the corresponding period of the previous year. Individual life insurance business increased by 41.2% over the corresponding period of the previous year while group life insurance business increased by 21.0%. Moreover, notwithstanding intense market competition, accident and health insurance business achieved a growth rate of 17.1% over the corresponding period of the previous year.

Increase in market share

The Company has maintained its leading position in the life insurance industry in China with market share exceeding 50% as at 30 June 2004, which was more than its market share of 45% as at 31 December 2003 (the market share of the Company referred to above was computed based on the gross written premiums of the life insurance industry in China as disclosed on the official website of the China Insurance Regulatory Commission (“CIRC”) and the gross written premiums of the Company prepared in accordance with PRC GAAP). The market share of the Company’s Beijing and Shanghai branches, which has been a concern of investors, also posted further growth.

According to the recent notice issued by the CIRC, relevant data including the written premiums prepared in accordance with PRC GAAP and market share of insurance companies in China will be posted on its website (www.circ.gov.cn) on a monthly basis.

Significant improvement in business structure

For the six months ended 30 June 2004, the Company’s gross written premiums were RMB31,390 million, representing an increase of 43% over the corresponding period of the previous year. The amount of first-year gross written premiums, which included first-year gross written premiums of long-term health insurance, was RMB12,565 million, representing an increase of 107.1% over the corresponding period of the pervious year. The total amount of first-year regular gross written premiums, which included first-year regular gross written premiums of long-term health insurance, was RMB10,765 million, representing an increase of 173% over the corresponding period of the previous year. The amount of first-year regular gross written premiums represents 86% of the total amount of first-year gross written premiums.

The newly launched Hongxin endowment insurance added momentum to the increase in written premiums. For the six months ended 30 June 2004, the product had the largest amount of premiums from new policies among the risk-type products, accounting for 44.6% of the Company’s premiums from new policies.

Sound financial status

For the six months ended 30 June 2004, the Company had total revenue of RMB38,945 million, of which RMB5,018 million represented net investment income. For the six months ended 30 June 2004, the Company’s benefits, claims and expenses totaled RMB35,158 million, of which RMB24,717 million was insurance benefits and claims and RMB7,069 million was operating expenses (including amortisation of deferred policy acquisition costs, underwriting and policy acquisition costs and administrative expenses). The net profit of the Company for the six months ended 30 June 2004 was RMB2,812 million. As at 30 June 2004, the Company had total assets of RMB396,555 million, representing an increase of 20.6% or RMB67,835 million compared with that at the beginning of 2004.

Strengthened distribution channels

As at 30 June 2004, the Company had 668,000 exclusive agents. Its direct sales team comprised over 12,000 direct sales representatives who were full-time employees and it had over 91,000 intermediaries and distribution networks (including non-dedicated agencies such as commercial banks, post offices and savings cooperatives). In order to strengthen sales of individual life insurance, the Company formulated and implemented the “Jin Ding Project”, which included special promotions to improve sales performance, analysis of the systems for the collection of renewal premiums and establishment of a standardised marketing department. The Company believes that this will fuel innovations in selling methods and in the management of exclusive agents and enhance the professional standard and market competitiveness of the sales team. To support the Company’s overall development strategy in large to medium size cities and to improve the quality of senior management in those cities, the Chartered Insurance Agency Management (CIAM) qualification certification program of the Life Insurance Marketing Research Association (LIMRA) was introduced and the training system for new agents was expanded. The Company also cooperated with international training institutions such as the Life Office Management Association (LOMA) and LIMRA, as well as colleges and universities in China, to provide training to exclusive agents to assist them in gaining professional status in the field.

BUSINESS REVIEW

The development strategy of “sustained growth and prudent operations” taking shape

The year of 2004 marked the Company’s first year as a listed company subsequent to the restructuring, and the Company paid significant attention to this year’s business development. Following extensive study and discussion by the Company’s General Management, the Company adopted a development strategy of “sustained growth and prudent operations; to improve profitability and to generate attractive return for investors”. The Company also continued the process of re-positioning its business to increase the sales of risk-type products and regular premium products. In the first half of 2004, the Company continued to maintain rapid growth in its business.

Accelerating the pace of business re-positioning

The Company’s ultimate goal in operation and management is to maximize enterprise effectiveness in order to provide shareholders with a stable return in the long run. To accomplish this goal, the Company has continued the process of re-positioning its business structure and encouraging the development of risk-type products and regular premium business this year, premised on the basis of the maintenance of steady growth in the amount of written premiums of the Company. With the necessary emphasis given on business planning, budgeting and assessment, the corresponding support for product development and the business development efforts of its branches, a relatively high growth rate in written premiums and regular premium business was maintained.

The following table sets forth selected financial data of the Company for the six months ended 30 June 2004 and selected financial data of the Company for the six months ended 30 June 2003 for the policies transferred from China Life Insurance (Group) Company to the Company in the restructuring:

	For the six months ended 30 June
	2004	2003
	RMB million	RMB million
Individual life insurance:
Gross written premiums	25,684	16,992
First-year gross written premiums	12,237	5,903
Single gross written premiums	1,657	1,975
First-year regular gross written premiums	10,580	3,928
Deposits	46,635	53,271
First-year deposits	39,857	48,502
Single deposits	38,588	45,532
First-year regular deposits	1,269	2,970
Group life insurance:
Gross written premiums	131	186
First-year gross written premiums	122	163
Single gross written premiums	120	148
First-year regular gross written premiums	2	15
Deposits	14,012	5,146
First-year deposits	14,007	5,146
Single deposits	13,998	5,128
First-year regular deposits	9	18
Accident and health insurance:
Gross written premiums	5,575	4,766
Deposits	242	—
Total gross written premiums	31,390	21,944
Total deposits	60,889	58,417

Improving operations and management and strengthening risk control

Following the restructuring and listing, the systems and governance structure of the Company were changed fundamentally and the Company has set new standards relating to its operation and management systems. The Company took this opportunity to reform its human resources management system step by step and stage by stage after meticulous preparation and based on the guiding ideology of “developing new systems, motivating team members, making progress steadily and striving for concrete results”. Through such reforms, the organizational structure of the Company was unified and the management structure was improved. With the introduction of a competitive recruitment system, staff members were further motivated and operating efficiency was enhanced, which the Company believes will actively foster its future development.

In the first half of 2004, the following measures were adopted by the Company to further improve its operations and management:

•	continued improvement and implementation of comprehensive budget management, which included adjusting the targets at which assessments would be conducted, thereby strengthening cost management and assessment;

•	strengthening of the internal control system, formulating and improving the “Internal Control Manual”, “Internal Management System for Financial Reporting”, “Staff Code of Conduct” and “Internal Control Manual for Prevention of Malpractices” in order to establish a sound internal control system that is appropriate for a modern enterprise;

•	strengthening of risk control and prevention with the risk management gradually being directed towards a combination of qualitative and quantitative analysis;

•	establishment of an internal audit system facilitating vertical leadership and centralized management of business in order to give full effect to the role of auditing in strengthening management;

•	reinforcement of centralized management of data, realizing the centralization of provincial data, making of steady progress in re-engineering of operational processes, improvement of information systems and the carrying out of fundamental tasks such as streamlining data compilation;

•	establishment of a risk warning system for exclusive agents, strengthening the “risk warning system” and “exclusive agents’ credit rating system” for the risk control of exclusive agents, formulation of the “Risk Warning Management System” tailored for exclusive agents and the “System Operation Management Procedures” tailored for management personnel of exclusive agents, and the completion of the development of software for the warning system and the drafting of the “Credit Quality Administrative Measures”; and

•	strengthening of the profit testing of products, the conduct of actuarial analysis of existing products, tightening of the new products’ examination, suspension of sale of products with little economic benefits, and strengthening of efforts in the research and analysis of actuarial assumptions, such as mortality, morbidity and surrender rates, to make such assumptions more accurate and detailed.

Further enhancing corporate governance structure

At the first annual general meeting of the Company convened in Hong Kong on 18 June 2004, Messrs. Sun Shuyi, Cai Rang and Fan Yingjun were appointed additional independent non-executive directors and Messrs. Ren Hongbin and Tian Hui were appointed additional external members of the Supervisory Committee. In addition, special resolutions relating to “the amendments of the Articles of Association of the Company” and the “granting of a general mandate for the Board of Directors to issue and allot new shares” were approved. On 26 August 2004, the Company convened the first extraordinary general meeting for the year 2004, at which Mr. Shi Guoqing was appointed additional non-executive director. Currently, the Board of Directors of the Company comprises nine members, of which two are executive directors, two are non-executive directors and five are independent non-executive directors. Over half of the members of the Board of Directors of the Company are independent non-executive directors. At the 12th meeting of the first session of the Board of Directors convened by the Company on 27 August 2004, the composition of the four special committees of the Board of Directors was revised. Mr. Sun Shuyi, an independent non-executive director who possesses the qualifications and experience in finance, will act as the chairman of the Audit Committee; the Risk Management Committee will be chaired by Mr. Fan Yingjun; the Management Training and Remuneration Committee will be chaired by Mr. Cai Rang; the Strategic Committee will be chaired by Mr. Wang Xianzhang. Save for the Strategic Committee of which Mr. Wang Xianzhang, Chairman of the Board of Directors, is the chairman, the chairmen of the remaining three committees are all independent non-executive directors. Moreover, the Company has adopted regulatory documents such as the “Rules of Proceedings of the Board of Directors of China Life Insurance Company Limited”, “Rules of Proceedings of the Supervisory Committee of China Life Insurance Company Limited”, “Regulations on Management of Information Disclosures of China Life Insurance Company Limited” and “Code of Ethics for Senior Management of China Life Insurance Company Limited”, and the “Rules of Proceedings of the Audit Committee of China Life Insurance Company Limited”, which has been amended in accordance with the recent changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to governance structure.

Mr. Daniel Joseph Kunesh, an experienced us actuary, was appointed Chief Actuary of the Company. The Company believes this appointment will have a positive impact on raising the standards of the Company’s operation and management to international levels.

In addition, the Company’s proposed reform on the remuneration of senior management had been examined by the Management Training and Remuneration Committee and approved by the Board of Directors on 27 August 2004 for implementation with retrospective effect from 1 January 2004.

FUTURE PROSPECTS

The Company will continue to take steps to expand and re-position its business, further strengthen risk controls and increase investment income, consolidate its leading position in the life insurance market in China and make effort to accomplish its operational objectives for 2004. The Company will also augment information disclosure, planning to disclose its embedded value in its 2004 annual report.

MANAGEMENT DISCUSSION AND ANALYSIS

Unless otherwise stated, the financial information of the Company set forth below for the six months ended 30 June 2003 is prepared on a pro forma basis giving effect to the restructuring of the Company as if it had occured at the start of the six-month period ended 30 June 2003, for purposes of pro forma profit and loss data, and on 30 June 2003, for purposes of the pro forma consolidated balance sheet data. The relevant pro forma financial data is set out in Appendix II of the Prospectus of the Company for the Global Offering dated 8 December 2003. Unless otherwise stated, all the financial data of the Company set out in this announcement is prepared in accordance with HK GAAP.

Overview

The Company’s total revenue for the six months ended 30 June 2004 was RMB38,945 million (the corresponding period of 2003: RMB29,322 million), representing an increase of 32.8% over the corresponding period of the previous year. The net profit for this financial period was RMB2,812 million (the corresponding period of 2003: RMB3,128 million), representing a decrease of 10.1% from the corresponding period of the previous year. The increase in total revenue of the Company was mainly attributable to the increase in gross written premiums, including a relatively large increase in turnover from its individual life insurance business. However, due to significant unrealised investment losses, the Company’s net profit for the first half of 2004 was reduced.

For the six months ended 30 June 2004, the Company’s basic and diluted earnings per share was RMB0.11.

Pursuant to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that save as disclosed in this announcement, the current corporate information relating to the matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the 2003 annual report of the Company.

Comparison between the six months ended 30 June 2004 and the six months ended 30 June 2003 (pro forma)

Total revenue

The Company’s net premiums earned and policy fees for the six months ended 30 June 2004 were RMB33,937 million (the corresponding period of 2003: RMB24,730 million), representing an increase of 37.2% over the corresponding period of the previous year. The increase was mainly attributable to a considerable increase in the individual life insurance business and growth in the group life insurance business, which grew by 41.2% and 21.0% respectively over the corresponding period of the previous year.

The net investment income for the six months ended 30 June 2004 was RMB5,018 million (the corresponding period of 2003: RMB3,038 million), representing an increase of 65.2% over the corresponding period of the previous year. The increase was mainly attributable to the increase in the total amount of investment assets.

For the six months ended 30 June 2004, net realized losses on investments were RMB63 million (net realized gains on investments for the corresponding period of 2003: RMB420 million), and net unrealized gains/losses on trading securities decreased from net gains of RMB170 million in the corresponding period of the previous year to net losses of RMB723 million in this financial period. This result was mainly due to market volatility and considerable fluctuations in securities investment funds in the first half of 2004. Moreover, investments in government bonds were also impacted by market conditions. This factor may have an adverse impact on the Company’s operational results for the year 2004.

Benefits, claims and expenses

The Company’s total benefits, claims and expenses for the six months ended 30 June 2004 were RMB35,158 million (the corresponding period of 2003: RMB24,763 million), representing an increase of 42.0% over the corresponding period of the previous year. The increase was mainly attributable to an increase in insurance benefits and claims commensurate with an overall increase in turnover of the Company. The increase in insurance benefits and claims was 48.5%.

Income Tax

Income tax was RMB955 million in the first half of 2004 (the corresponding period of 2003: RMB1,414 million). The Company’s effective tax rate decreased from 31% in the first half of 2003 to 25% in the first half of 2004, primarily due to an increase in non-taxable interest income from government bonds and dividends from investment funds in the first half of 2004.

Net profit

The net profit of the Company for the six months ended 30 June 2004 amounted to RMB2,812 million (the corresponding period of 2003: RMB3,128 million), representing a decrease of 10.1% from the corresponding period of the previous year primarily due to the significant unrealised investment losses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from the sales of investment assets, investment income and financing. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawal by contract holders and policyholders as well as the risks of default by debtors, the fluctuations of interest rates and other market volatility. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from the Company’s portfolio of cash and investment assets. As of 30 June 2004, the amount of cash and cash equivalents was RMB22,880 million (31 December 2003: RMB42,616 million). In addition, almost all of the Company’s term deposits with banks can be withdrawn, subject to payment of penalty interest. As of 30 June 2004, the amount of term deposits of the Company was RMB196,154 million (31 December 2003: RMB137,192 million).

The Company’s portfolio of investment securities also provides the Company with a source of liquidity to meet unexpected cash outflows. As at 30 June 2004, investments in non-trading fixed maturity securities had a fair value of RMB77,819 million (31 December 2003: RMB70,604 million). As at 30 June 2004, investments in equity securities, primarily through securities investment funds, had a fair value of RMB13,100 million (31 December 2003: RMB10,718 million).

Liquidity Uses

The Company’s principal cash outflows primarily relate to the liabilities associated with its various life insurance, annuity, accident and health insurance products, dividend and interest payments on its insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to its shareholders. Liabilities arising from insurance activities primarily relate to benefit payments under insurance products, as well as payments for policy surrenders, withdrawal and loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Recent Development

Update on Litigation in the US

As of 27 August 2004, nine complaints had been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws by the Company and certain of its officers and directors in connection with an alleged failure to disclose that the National Audit Office of China was conducting an audit of the predecessor of the Company’s holding company, China Life Insurance Company, and to disclose the matters addressed in the resulting audit report. Each complaint seeks an award of damages in an unspecified amount, plus expert and attorney’s fees. Those complaints have been consolidated by the court. The Company has engaged U.S. counsel to contest these actions vigorously on behalf of the Company. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SHARES

During the six months ended 30 June 2004, the Company has not purchased, sold or redeemed any of its shares.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

None of the Directors of the Company was aware of any information that would be sufficient to reasonably show that the Company was not in compliance with the Code of Best Practice of Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at any time during the six months ended 30 June 2004.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on The Stock Exchange of Hong Kong Limited’s website in due course.

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Xianzhang
Chairman

The Directors of China Life Insurance Company Limited:

Executive Directors: Wang Xianzhang, Miao Fuchun

Non-executive Directors: Wu Yan, Shi Guoqing

Independent Non-executive Directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Beijing, China, 27 August 2004